Exhibit 11.1

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per share is computed by dividing our earnings attributable to common shares by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is computed by dividing our earnings attributable to common shares by the weighted average number of common shares, common equivalent shares and common shares assumed converted from potentially dilutive securities outstanding during the period.

For purposes of computing diluted earnings per share, common equivalent shares include the average number of common shares issuable upon the exercise of all employee stock options, if dilutive, less the common shares which could have been purchased at the average market price during the period with the assumed proceeds, including the “windfall” tax benefits, from the exercise of the options, awards and subscriptions.